300 North LaSalle
Chicago, IL 60654
Carol Anne Huff
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2163		(312) 862-2200
carolanne.huff@kirkland.com	www.kirkland.com

December 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             M III Acquisition Corp. Preliminary Proxy on Schedule 14A

To Whom It May Concern:

M III Acquisition Corp. (“M III”) has filed a preliminary proxy statement on Schedule 14A with respect to its proposed business combination with Energy and Infrastructure Alternatives, Inc.  Please feel free to contact either Charles H. F. Garner, M III’s General Counsel, at (212) 716-1495 or the undersigned at (312) 862-2163 with any questions or comments.

Sincerely,

/s/ Carol Anne Huff

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